UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 13, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Alarm.com Holdings, Inc.

File No. 333-204428 - CF#32446

       Alarm.com Holdings, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 22, 2015, as amended.

       Based on representations by Alarm.com Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

             Exhibit 10.11   through April 21, 2025

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                            Vanessa A. Countryman
                            Secretary